File No:  333-
                                                          CIK #1025230

                   Securities and Exchange Commission
                      Washington, D.C.  20549-1004
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact name of Trust:            Van Kampen American Capital Equity
                                   Opportunity Trust, Series 84

B. Name of Depositor:              Van Kampen American Capital
                                   Distributors, Inc.

C. Complete address of Depositor's principal executive offices:

                                   One Parkview Plaza
                                   Oakbrook Terrace Illinois  60181

D. Name and complete address of agents for service:

   Chapman And Cutler              Van Kampen American Capital
                                   Distributors, Inc.
   Attention:  Mark J. Kneedy      Attention:  Don G. Powell, Chairman
   111 West Monroe Street          One Parkview Plaza
   Chicago, Illinois  60603        Oakbrook Terrace, Illinois  60181

E. Title of securities being registered: Units of undivided fractional beneficial interests

F. Approximate date of proposed sale to the public:

   As Soon As Practicable After The Effective Date Of The Registration
                                Statement

__________________________
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.
          Van Kampen American Capital Equity Opportunity Trust
                                Series 84
                          Cross Reference Sheet

                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933
               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

Form N-8B-2                                     Form S-6
Item Number                              Heading in Prospectus

                I.  Organization and General Information

 1. (a)  Name of trust                  )   Prospectus Front Cover Page

    (b)  Title of securities issued     )   Prospectus Front Cover Page

 2. Name and address of Depositor       )   Summary of Essential Financial
                                        )   Information
                                        )   Trust Administration

 3. Name and address of Trustee         )   Summary of Essential Financial
                                        )   Information
                                        )   Trust Administration

 4. Name and address of principal       )   Trust Administration
      underwriter

 5. Organization of trust               )   The Trust

 6. Execution and termination of        )   The Trust
      Trust Indenture and Agreement     )   Trust Administration

 7. Changes of Name                     )   *

 8. Fiscal year                         )   *

 9. Material Litigation                 )   *

                II.  General Description of the Trust and
                         Securities of the Trust

10. General information regarding       )   The Trust
      Trust's securities and            )   Federal Taxation
      rights of security holders        )   Public Offering
                                        )   Rights of Unitholders
                                        )   Trust Administration
                                        )   Risk Factors

11. Type of securities comprising       )   Prospectus Front Cover Page
      units                             )   The Trust
                                        )   Trust Portfolio
                                        )   Risk Factors

12. Certain information regarding       )   *
      periodic payment certificates     )

13. (a)  Loan, fees, charges and        )   Prospectus Front Cover Page
          expenses                      )   Summary of Essential Financial
                                        )   Information
                                        )   Trust Portfolio
                                        )
                                        )   Trust Operating Expenses
                                        )   Public Offering
                                        )   Rights of Unitholders

    (b)  Certain information regarding  )
           periodic payment plan        )   *
           certificates                 )

    (c)  Certain percentages            )   Prospectus Front Cover Page
                                        )   Summary of Essential Financial
                                        )   Information
                                        )
                                        )   Public Offering
                                        )   Rights of Unitholders

    (d)  Certain other fees, expenses or)   Trust Operating Expenses
           charges payable by holders   )   Rights of Unitholders

    (e)  Certain profits to be received )   Public Offering
           by depositor, principal      )   Trust Portfolio
           underwriter, trustee or any  )
           affiliated persons           )

    (f)  Ratio of annual charges        )   *
           to income                    )

14. Issuance of Trust's securities      )   Rights of Unitholders

15. Receipt and handling of payments    )   *
      from purchasers                   )

16. Acquisition and disposition of      )   The Trust
      underlying securities             )   Rights of Unitholders
                                        )   Trust Administration

17. Withdrawal or redemption            )   Rights of Unitholders
                                        )   Trust Administration
18. (a)  Receipt and disposition        )   Prospectus Front Cover Page
           of income                    )   Rights of Unitholders

    (b)  Reinvestment of distributions  )   *

    (c)  Reserves or special funds      )   Trust Operating Expenses
                                        )   Rights of Unitholders
    (d)  Schedule of distributions      )   *

19. Records, accounts and reports       )   Rights of Unitholders
                                        )   Trust Administration

20. Certain miscellaneous provisions    )   Trust Administration
      of Trust Agreement                )

21. Loans to security holders           )   *

22. Limitations on liability            )   Trust Portfolio
                                        )   Trust Administration
23. Bonding arrangements                )   *

24. Other material provisions of        )   *
    Trust Indenture Agreement           )

              III.  Organization, Personnel and Affiliated
                          Persons of Depositor

25. Organization of Depositor          )    Trust Administration

26. Fees received by Depositor         )    *

27. Business of Depositor              )    Trust Administration

28. Certain information as to          )    *
      officials and affiliated         )
      persons of Depositor             )

29. Companies owning securities        )    *
      of Depositor                     )

30. Controlling persons of Depositor   )    *

31. Compensation of Officers of        )    *
      Depositor                        )

32. Compensation of Directors          )    *

33. Compensation to Employees          )    *

34. Compensation to other persons      )    *

             IV.  Distribution and Redemption of Securities

35. Distribution of trust's securities )    Public Offering
      by states                        )

36. Suspension of sales of trust's     )    *
      securities                       )

37. Revocation of authority to         )    *
      distribute                       )

38. (a)  Method of distribution        )
                                       )
    (b)  Underwriting agreements       )    Public Offering
                                       )
    (c)  Selling agreements            )

39. (a)  Organization of principal     )    *
           underwriter                 )

    (b)  N.A.S.D. membership by        )    *
           principal underwriter       )

40. Certain fees received by           )    *
      principal underwriter            )

41. (a)  Business of principal         )    Trust Administration
           underwriter                 )

    (b)  Branch offices or principal   )    *
           underwriter                 )

    (c)  Salesmen or principal         )    *
           underwriter                 )

42. Ownership of securities of         )    *
      the trust                        )

43. Certain brokerage commissions      )    *
      received by principal underwriter)

44. (a)  Method of valuation           )    Prospectus Front Cover Page
                                       )    Summary of Essential Financial
                                       )    Information
                                       )    Trust Operating Expenses
                                       )    Public Offering
    (b)  Schedule as to offering       )    *
           price                       )

    (c)  Variation in offering price   )    *
           to certain persons          )

46. (a)  Redemption valuation          )    Rights of Unitholders
                                       )    Trust Administration
    (b)  Schedule as to redemption     )    *
           price                       )

47. Purchase and sale of interests     )    Public Offering
      in underlying securities         )    Trust Administration

           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of     )    Trust Administration
      trustee                          )

49. Fees and expenses of trustee       )    Summary of Essential Financial
                                       )    Information
                                       )    Trust Operating Expenses

50. Trustee's lien                     )    Trust Operating Expenses

     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's    )
      securities                       )    *

52. (a)  Provisions of trust agreement )
           with respect to replacement )    Trust Administration
           or elimination portfolio    )
           securities                  )

    (b)  Transactions involving        )
           elimination of underlying   )    *
           securities                  )

    (c)  Policy regarding substitution )
           or elimination of underlying)    Trust Administration
           securities                  )

    (d)  Fundamental policy not        )    *
           otherwise covered           )

53. Tax Status of trust                )    Federal Taxation

               VII.  Financial and Statistical Information

54. Trust's securities during          )    *
      last ten years                   )

55.                                    )
56. Certain information regarding      )    *
57.   periodic payment certificates    )
58.                                    )

59. Financial statements (Instructions )    Report of Independent Certified
      1(c) to Form S-6)                )     Public Accountants
                                       )    Statement of Condition

______________________________________________
* Inapplicable, omitted, answer negative or not required

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

Preliminary Prospectus Dated December 9, 1997

Subject to Completion

Infrastructure and Utilities Growth Trust, Series 1

_____, 1998

International Assets Advisory Corp.
   Global Passport Series
Infrastructure and Utilities Growth Trust, Series 1

The Fund. Van Kampen American Capital Equity Opportunity Trust, Series 84 (the "Fund" ) is comprised of one underlying unit investment trust designated as Infrastructure and Utilities Growth Trust, Series 1 (the " Trust" ). The Trust offers investors the opportunity to purchase Units representing proportionate interests in a fixed, diversified portfolio of stocks issued by infrastructure development and utility companies. See "
Trust Portfolio." The Trust's portfolio consists of common stocks issued by foreign and domestic companies which International Assets Advisory Corp. (the "Managing Underwriter" believes have substantial present or future opportunities in the infrastructure development and utility industries. The foreign common stocks which are traded on a foreign securities exchange are referred to herein as the "Foreign Securities." Unless terminated earlier, the Trust will terminate on _____, 2004 (the "Mandatory
Termination Date" ) and any Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units. Unless otherwise indicated, all amounts herein are stated in U.S. dollars computed on the basis of the exchange rate for the relevant currency on the Initial Date of Deposit.

Objective of the Trust. The objective of the Trust is to provide the potential for above-average total return primarily through potential capital appreciation with dividend income playing a secondary role. See "
Objectives and Securities Selection." There is, of course, no guarantee that the objective of the Trust will be achieved.

Public Offering Price. The Public Offering Price of the Units of the Trust includes the aggregate underlying value of the Securities in the Trust's portfolio, the initial sales charge described below, and cash, if any, in the Income and Capital Accounts held or owned by the Trust. The initial sales charge is equal to the difference between the maximum total sales charge of 5.5% of the Public Offering Price and the maximum deferred sales charge ($0.30 per Unit). The monthly deferred sales charge ($0.05 per Unit) will begin accruing on a daily basis on _____, 1998 and will continue to accrue through _____, 1998. The monthly deferred sales charge will be charged to the Trust, in arrears, commencing _____, 1998 and will be charged on the _____th day of each month thereafter through _____, 1998. Unitholders will be assessed only that portion of the deferred sales charge payments not yet collected. This deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge assessed to Unitholders on a per Unit basis will be 5.5% of the Public Offering Price (5.820% of the aggregate value of the Securities less the deferred sales charge), subject to reduction as set forth in "Public Offering--General." The Public Offering Price per Unit is based on the aggregate value of the Foreign Securities computed on the basis of the offering side value of the currency exchange rate for the relevant currency expressed in U.S. dollars during the initial offering period and on the bid side value for secondary market transactions. The sales charge is reduced on a graduated scale for sales involving at least 10,000 Units. If Units were available for purchase at the close of business on the day before on the Initial Date of Deposit, the Public Offering Price per Unit would have been that amount set forth under "Summary of Essential Financial
Information." The minimum purchase is 500 Units (100 Units for a tax-sheltered retirement plan). See "Public Offering."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Additional Deposits. The Sponsor may, from time to time during a period of up to approximately three months after the Initial Date of Deposit, deposit additional Securities in the Trust as provided under "The Trust."

Units of the Trust are not insured by the FDIC, are not deposits or other obligations of, or guaranteed by, any depository institution or any government agency and are subject to investment risk, including possible loss of the principal amount invested.

Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by the Trust will be paid in cash on the applicable Distribution Date to Unitholders of record on the record date as set forth in the "
Summary of Essential Financial Information." The initial estimated distribution will be approximately $_____ per Unit and will be made on December 25, 1998 to Unitholders of record on December 10, 1998. Any distribution of income and/or capital will be net of the expenses of the Trust. See "Taxation." Additionally, upon surrender of Units for redemption or termination of the Trust, the Trustee will distribute to each Unitholder his pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unitholders--Distributions of Income and Capital."

Secondary Market for Units. Although not obligated to do so, International Assets Advisory Corp. (the "Managing Underwriter" ) currently intends to maintain a market for Units of the Trust and offer to repurchase Units at prices which are based on the aggregate underlying value of Equity Securities in the Trust (generally determined by the closing sale prices of the Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is not maintained, a Unitholder may redeem Units at prices based upon the aggregate underlying value of the Equity Securities in the Trust plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust. See "Rights of Unitholders--Redemption of Units."

Termination. Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Securities. Written notice of any termination of the Trust shall be given by the Trustee to each Unitholder at his address appearing on the registration books of the Trust maintained by the Trustee. At least 30 days prior to the Mandatory Termination Date the Trustee will provide written notice thereof to all Unitholders. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. See "Trust Administration--Amendment or Termination."

Portfolio Supervision. Global Assets Advisors, Inc. ("Global Assets
Advisors" ) is the Supervisor for the Trust and will provide research and perform portfolio supervisory services for the Trust. Global Assets Advisors provides expertise in equity research on individual foreign equity securities, emerging markets and the foreign equity security markets in general.

Reinvestment Option. Unitholders may have the opportunity to have their distributions reinvested into additional Units of the Trust, if Units are available at the time of reinvestment. See "Rights of Unitholders--Reinvestment Option."

Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including the possible deterioration of either the financial condition of the issuers or the general condition of the stock market and currency fluctuations, the lack of adequate financial information concerning an issuer, exchange control restrictions impacting foreign issuers and risks related to an investment in companies involved in businesses related to infrastructure development. For certain risk considerations related to the Trust, see "Risk Factors." Units of the Trust are not deposits or obligations of, and are not guaranteed or endorsed by, any bank and are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency and involve investment risk, including the possible loss of the principal amount invested.

SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
     At the Close of the Relevant Stock Market on: _____, 1998
Managing Underwriter:  International Assets Advisory Corp.
Sponsor:               Van Kampen American Capital Distributors, Inc.
Supervisor:            Global Assets Advisors, Inc.
Evaluator:             American Portfolio Evaluation Services
                       (A division of an affiliate of the Sponsor)
Trustee:               The Bank of New York

Number of Units <F1>......................................................
Fractional Undivided Interest in the Trust per Unit <F1>..................
Public Offering Price: ...................................................
 Aggregate Value of Securities in Portfolio <F2>.......................... $
 Aggregate Value of Securities per Unit................................... $
 Maximum Sales Charge <F3>................................................ $
 Less Deferred Sales Charge............................................... $
 Public Offering Price per Unit <F3><F4><F5>.............................. $
Redemption Price per Unit <F6>............................................ $
Initial Secondary Market Repurchase Price per Unit <F6>................... $
Excess of Public Offering Price per Unit over Redemption Price per Unit... $
Calculation of Estimated Net Annual Dividends per Unit <F7>:..............
 Estimated Gross Annual Dividends per Unit................................ $
 Less: Estimated Annual Expense per Unit.................................. $
 Estimated Net Annual Dividends per Unit.................................. $

Supervisor's Annual Supervisory Fee...                                                                    Maximum of $.007 per Unit
Evaluator's Annual Evaluation Fee.....                                                                   Maximum of $.0025 per Unit
Mandatory Termination Date............                                                                                  _____, 2004
                                              The Trust may be terminated if the net asset value of the Trust is less than $500,000 unless the net asset value of the Trust's deposits has exceeded $15,000,000, then the Trust
Minimum Termination Value.............               may be terminated if the net asset value of the Trust is less than $3,000,000.

Trustee's Annual Fee...........................                          $.008 per Unit
Income and Capital Account Record Date.........                   Tenth day of December
Income and Capital Account Distribution Date...            Twenty-fifth day of December
Evaluation Time................................    Close of the New York Stock Exchange

----------

<F1>As of the close of business on any day on which the Sponsor is the sole
Unitholder of the Trust, the number of Units may be adjusted so that the Public Offering Price per Unit will equal approximately $10. Therefore, to the extent of any such adjustment the fractional undivided interest per Unit will increase or decrease accordingly from the amounts indicated above.

<F2>Each Equity Security listed on a national or foreign securities exchange is valued at the closing sale price, or if an Equity Security is not so listed, at the closing ask price thereof. The aggregate value of Securities in the Trust is based on the U.S. dollar value of the Foreign Securities based on the offering side value of the related currency exchange rate at the Evaluation Time on the date of this "Summary of Essential Financial Information" .

<F3>The Maximum Sales Charge consists of an initial sales charge and a deferred sales charge. The initial sales charge is applicable to all Units and represents an amount equal to the difference between the Maximum Sales Charge of 5.5% of the Public Offering Price and the amount of the maximum deferred sales charge of $0.30 per Unit. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in the Trust. In addition to the initial sales charge, Unitholders will pay a deferred sales charge of $0.05 per Unit per month which will begin accruing on a daily basis on _____, 1998 and will continue to accrue through _____, 1998. The monthly deferred sales charge will be charged to the Trust, in arrears, commencing _____, 1998 and will be charged on the _____th day of each month thereafter through _____, 1998. Units purchased subsequent to the initial deferred sales charge payment will be subject only to the portion of the deferred sales charge payments not yet collected. These deferred sales charge payments will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge will be 5.5% of the Public Offering Price (5.820% of the aggregate value of the Securities in the Trust less the deferred sales charge). See the "Fee Table" below and "Public Offering--Offering
Price" .

<F4>On the Initial Date of Deposit there will be no cash in the Income or Capital
Accounts. Anyone ordering Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.

<F5>Commencing on _____, 1998, the secondary market sales charge will not include deferred payments but will instead include only a one-time initial sales charge of 5.0% of the Public Offering Price and will be reduced by .5 of 1% on each subsequent _____ to a minimum sales charge of 3.0%. See "Public
Offering."

<F6>The Redemption Price per Unit and the Secondary Market Repurchase Price per
Unit are reduced by the unpaid portion of the deferred sales charge. The Redemption Price per Unit is based on the aggregate value of the Foreign Securities computed on the basis of the bid side value of the related currency exchange rate expressed in U.S. dollars.

<F7>Estimated annual dividends are based on the most recently declared dividends, or on the most recent interim and final dividends declared, taking into consideration any applicable foreign withholding tax. Estimated Annual
Dividends per Unit are based on the number of Units, the fractional undivided interest in the Securities per Unit and the aggregate value of the Securities per Unit as of the Initial Date of Deposit. Investors should note that the actual annual dividends received per Unit will vary from the estimated amount due to changes in the factors described in the preceding sentence and actual dividends declared and paid by the issuers of the Securities.

FEE TABLE

--------------------------------------------------------------------------
This Fee Table is intended to assist investors in understanding the costs and expenses that an investor in the Trust will bear directly or indirectly. See "Public Offering--Offering Price" and "Trust Operating
Expenses" . Although the Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees. Investors should note that while this example is based on the public offering price and the estimated fees for the Trust, the actual public offering price and fees could vary from the estimated amounts below.

                                                                                                                         Amount Per
Unitholder Transaction Expenses (as of the Initial Date of Deposit) (as a percentage of offering price)                  100 Units
                                                                                                                     --------------
 Initial Sales Charge Imposed on Purchase <F1>............................................................. 2.50%    $        10.00
 Deferred Sales Charge <F2>................................................................................ 3.00%             45.00
                                                                                                            -----------------------
 Maximum Sales Charge...................................................................................... 5.50%    $        55.00
                                                                                                            =======================
 Maximum Sales Charge Imposed on Reinvested Dividends <F3>................................................. 3.00%    $        45.00
                                                                                                            ======== ==============
Estimated Annual Trust Operating Expenses (as of the Initial Date of Deposit) (as a percentage of aggregate value)
 Trustee's Fee ............................................................................................ 0.081    $         0.80
 Portfolio Supervision and Evaluation Fees ................................................................ 0.096              0.95
 Other Operating Expenses .................................................................................
                                                                                                            -------- --------------
 Total.....................................................................................................          $
                                                                                                            ======== ==============

Example

                                                                                   Cumulative Expenses Paid for Period of:
                                                                                   ------------------------------------------------
                                                                                       1 Year      3 Years     5 Years     10 Years
                                                                                   ----------- ----------- ----------- ------------
An investor would pay the following expenses on a $1,000 investment, assuming a
5% annual return and redemption at the end of each time period                     $           $           $           $        N/A

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The example should not be considered as a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

----------
The Initial Sales Charge is actually the difference between the Maximum Sales Charge (5.50% of the Public Offering Price) and the maximum deferred sales charge ($0.30 per Unit) and would exceed 2.50% if the Public Offering Price exceeds $10 per Unit.

The actual fee is $0.05 per Unit per month, irrespective of purchase or redemption price, deducted over the six months commencing _____, 1998. If a holder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If Unit price exceeds $10 per Unit, the deferred portion of the sales charge will be less than 3.00%; if Unit price is less than $10 per Unit, the deferred portion of the sales charge will exceed 3.00%. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected.

Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "Rights of Unitholders--Reinvestment Option" .

THE TRUST

--------------------------------------------------------------------------
Van Kampen American Capital Equity Opportunity Trust, Series 84, which is comprised of one unit investment trust, Infrastructure and Utilities Growth Trust, Series 1, was created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement" ), dated the date of this Prospectus (the "Initial Date of Deposit" ), among Van Kampen American Capital Distributors, Inc., as Sponsor, Global Assets Advisors, Inc., as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator.

The Trust offers investors the opportunity to purchase Units representing proportionate interests in a portfolio of equity securities issued by companies which International Assets Advisory Corp. believes have substantial present or future opportunities in the infrastructure development and utility industries.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee the Securities indicated under "Portfolio" herein, including delivery statements relating to contracts for the purchase of certain such Securities and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for such Securities (and contracts) so deposited, delivered to the Sponsor documentation evidencing the ownership of that number of Units of the Trust indicated in "Summary of Essential Financial Information." Unless terminated earlier, the Trust will terminate on the Mandatory Termination Date set forth under "Summary of Essential Financial Information" and any Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units.

Additional Units of the Trust may be issued at any time by depositing in the Trust (i) additional Securities, (ii) contracts to purchase securities together with cash or irrevocable letters of credit or (iii) cash (including a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by the Trust as a result of the deposit of additional Securities, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities or cash with instructions to purchase Securities into the Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Equity Security in the Trust's portfolio that existed immediately prior to any such subsequent deposit. Any deposit of additional Equity Securities will duplicate, as nearly as is practicable, this actual proportionate relationship and not the original proportionate relationship on the Initial Date of Deposit, since the actual proportionate relationship may be different than the original proportionate relationship. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees.

Each Unit of the Trust initially offered represents an undivided interest in the Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor or the Managing Underwriter, or until the termination of the Trust Agreement.

OBJECTIVE AND SECURITIES SELECTION

--------------------------------------------------------------------------
The objective of the Trust is to provide the potential for above-average total return primarily through potential capital appreciation with dividend income playing a secondary role. There is, of course, no assurance that the Trust (which includes expenses and sales charges) will achieve its objective. The Equity Securities selected for deposit in the Trust were chosen by International Assets Advisory Corporation ("IAAC" ), the Managing
Underwriter. In selecting the Securities, IAAC considered a wide range of financial measures and performance characteristics including, but not limited to, strength of industry position, planned production and sales growth, past profitability, market liquidity and potential for capital appreciation. The Trust seeks to benefit from foreign and domestic issuers which IAA\xd4 C believes have substantial present or future opportunities in the infrastructure and utility industries. These issuers fall into several categories including public utilities, public works and transportation sectors. Infrastructure issuers are involved in businesses that provide underlying services and structures which support modern civilized life and help to fuel global expansion. While achievement of the Trust's objective depends on continued expansion and economic development in emerging markets throughout the world, IAAC believes that the market for infrastructure-related services and products remains significant, may offer significant growth, may allow for global diversification and that infrastructure companies and related firms may offer the potential for steady and expanding revenues and earnings streams.

IAAC believes that the expansion of economic freedom and property rights coupled with a reduction in the role of government in certain countries has generated a world growth rate which is significantly higher than that achieved in the past two decades. This increase has occurred, in part, by new investment in infrastructure and deregulation and privatization of state-run industries which has opened investment to the industrialized world. Direct investment from "rich" countries to developing countries and private capital flows have risen significantly in recent years. There can be no assurance that continued growth will occur or that future investment growth will result in achievement of the Trust objective.

The Trust is exposed to both emerging and developed markets around the globe. Although the portfolio contains securities of companies within infrastructure and utility industries which may be of high risk, when added to a portfolio of global investments, the Trust may help provide a more diversified overall investment portfolio and may offer the potential to help reduce overall portfolio risk. See "Risk Factors" for a discussion of certain risks, including the risks related to infrastructure companies, developing country expansion and foreign securities.

General. Investors will be subject to taxation on the dividend income received by the Trust and on gains from the sale or liquidation of Securities. Investors should be aware that there is not any guarantee that the objective of the Trust will be achieved because it is subject to the continuing ability of the respective issuers to declare and pay dividends and because the market value of the Securities can be affected by a variety of factors. Common stocks may be especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. Investors should be aware that there can be no assurance that the value of the underlying Securities will increase or that the issuers of the Securities will pay dividends on outstanding common shares. Any distribution of income will generally depend upon the declaration of dividends by the issuers of the Securities and the declaration of any dividends depends upon several factors including the financial condition of the issuers and general economic conditions. In addition, a decrease in the value of the foreign currencies relative to the U.S. dollar will adversely affect the value of the Trust's assets and income and the value of the Units of the Trust. See "Risk Factors."

Investors should note that the above criteria was applied to the Securities for inclusion in the Trust as of the Initial Date of Deposit. Subsequent to the Initial Date of Deposit, the Securities may no longer meet the above criteria. Should a Security no longer meet the criteria originally established for inclusion in the Trust, such Security will not as a result thereof be removed from the Trust portfolio.

Investors should be aware that the Trust is not a "managed" fund and as a result the adverse financial condition of a company will not result in its elimination from the portfolio except under extraordinary circumstances (see "Trust Administration--Portfolio Administration" ). In addition, Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. The Trust may continue to hold Securities even though the evaluation of the attractiveness of the Securities may have changed and, if the evaluation were performed again at that time, the Securities would not be selected for the Trust.

TRUST PORTFOLIO

--------------------------------------------------------------------------
The Trust consists of 14 common stocks of companies that International Assets Advisory Corp. believes have substantial present or future opportunities in the infrastructure development and utility industries. All of the Equity Securities are listed on a national or foreign securities exchange, the NASDAQ National Market or are traded in the over-the-counter market. Each of the Securities was selected by the Managing Underwriter based upon those factors referred to under "Objectives and Securities Selection" above. The following is a general description of each of the companies currently anticipated to be included in the Trust. The actual Securities are subject to change before the Initial Date of Deposit.

Huaneng Power International, based in China, develops, constructs, owns and operates power plants in China. The company has six operating power plants located in Liaoning, Fujian, Hebci, Jiangsu, Guangdong, and Shantou, and presently has five power plant projects under construction. The company's power plants are located in China's coastal provinces which have experienced significant economic growth. Installed electricity generation capacity is 3.5 megawatts, and the power plants under construction have a planned installed capacity of 3.4 megawatts.

New World Infrastructure, based in Hong Kong, considers itself to be one of the largest foreign investors in China's infrastructure sector. NWI focuses in business operations in its core competencies including cargo handling projects, road projects, bridge projects and power projects located in China and Hong Kong. The company is an investor in fourteen operating toll roads, three toll bridges, three power generation plants, four port facility investments, and two cement production plants. Cargo handling and toll roads contribute the majority of NWI's profits.

Cheung Kong Infrastructure is one of the largest Hong Kong based investors in China and Hong Kong infrastructure. Investments include a Hong Kong power utility, cement and concrete plants, and a number of Chinese toll roads and bridges, power plants, and water treatment plants. Electricity production, building materials, and transportation contributes the majority of the company's profits.

CSX Corporation is a Fortune 500 transportation company providing rail, intermodal, container-shipping, barging and contract logistics services worldwide. Holdings include: CSX Transportation Inc., Sea-Land Service Inc., CSX Intermodal Inc., American Commercial Lines, Inc. and Customized Transportation Inc. The company's railroad operations are the third largest in the US, and are the company's largest profit contributor.

Southern Company is the parent firm of five electric utilities: Alabama Power, Georgia Power, Gulf Power, Mississippi Power and Savannah Electric. Is the largest producer of electricity in the United STates, generating 156 billion kilowatt-hours at its U.S. facilities in 1996. Through its international subsidiaries and affiliates, the company also provides electricity in ARgentina, the Bahamas, Chile, China, England, the Philippines, and Germany.

ABB is a Swiss-Swedish engineering group serving customers in electric power generation, transmission and distribution, industrial and building systems, and rail transportation. Major products include gas turbine and combined-cycle power plants, cables, transformers, power distribution lines, infrastructure systems for buildings, rail systems, and rolling stock.

BAA, the UK based airport management and development company, is the world's largest commercial operator of airports. With 7 airports in the UK, The company handles approximately 70% of UK airline passenger traffic. Activities include planning, construction, management and security of terminals and runways, as well as retailing and other commercial facilities. The company is expanding internationally by targeting upcoming privatizations in the US and Australia.

VBBA is Germany's second largest electricity producer, operating gas, oil, nuclear, and hydroelectric power stations. The company also operates air, sea, and land transportation services, telecommunications, chemicals, oil and trading businesses. Power generation contributes the majority of the company's profits.

Compagnie Generale des Eaux is a French, global industrial service group providing services in water purification and distribution, energy, waste management, construction, urban development, and telecommunications. The company builds and operates water treatment plants and water distribution networks, and builds and operates road, bridges, and railways.

AO Mosenergo, the Russian power utility, is the monopoly distributor of electricity and district heating in the City of Moscow and the Moscow Region. Mosenergo is the largest of the integrated regional utilities operating in the Russian Federation. The majority of the company's power generation is gas-fired.

Enersis is a Chilean holding company which through its subsidiaries, generates and distributes electricity in Chile, Argentina, and Peru. The company has hydroelectric and fossil fuel combustion energy generation capabilities. The company also develops properties and provides engineering and other services as an extension of its utility operations. Enersis' strategy is to participate in the privatizations of state-owned utilities underway in Latin America.

TMM is Mexico's largest multimodal transportation company with operations in container and bulk shipping, trucking, and railways. The company is 49% owner of TFM, a joint venture with Kansas City Southern, linking Mexico with and the US. The majority of TMM's revenues come from container shipping, operating a fleet of ships connecting Mexico to the rest of the world.

Telefonica de ARgentina offers telephone and fixed-link public telecommunications services. The company provides local and long distance telephone service to southern ARgentina, including the province of Buenos Aires and over half of the City of Buenos Aires, including the downtown business district.

Telecomunicacoes Brasileiras S/A "Telebras" is a holding company for the telecommunications sector in Brazil. The company is comprised of a number of state-owned operating companies. Telebras offers local and long distance domestic services as well as international telephone and data transmission services throughout Brazil.

The Trust consists of (a) the Equity Securities (including contracts for the purchase thereof) listed under "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Equity Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and
(c) any cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on or before the next scheduled distribution date.

Investors should note that the above criteria was applied to the Equity Securities selected by the Managing Underwriter for inclusion in the Trust portfolio as of the date indicated above. Since the Sponsor may deposit additional Equity Securities which were originally selected through this process, the Sponsor and Managing Underwriter may continue to sell Units of the Trust even though the Equity Securities would no longer be chosen for deposit into the Trust if the selection process were to be made again at a later time.

RISK FACTORS

--------------------------------------------------------------------------
General. An investment in Units of the Trust should be made with an understanding of the risks which an investment in common stocks of foreign issuers entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by each issuer's board of directors and have a right to participate in amounts available for distribution by such issuer only after all other claims on such issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in the portfolio may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Whether or not the Equity Securities are listed on a national or foreign securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor or the Managing Underwriter. The price at which the Equity Securities may be sold to meet redemption, and the value of the Trust, will be adversely affected if trading markets for the Equity Securities are limited or absent.

Unitholders will be unable to dispose of any of the Equity Securities in the Trust, as such, and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor (who may rely on the Supervisor). In the absence of any such instructions, the Trustee will vote such Securities so as to insure that the Securities are voted as closely as possible in the same manner and the same general proportion as are shares held by owners other than the Trust.

Foreign Equity Risks. Since the Equity Securities consist of securities of foreign issuers (certain of which may be held in American Depositary Receipt form), an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Equity Securities, the possibility that the financial condition of the issuers of the Equity Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Equity Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Equity Securities, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Equity securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Equity Securities. See "Exchange Rate" below. Investors should also realize that, although certain Equity Securities are ADRs, all foreign issuers which operate internationally are subject to currency risks.

On the basis of the best information available at the present time, none of the Equity Securities are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Equity Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption.

Investors should be aware that it may not be possible to buy all of the Equity Securities at the same time because of the unavailability of any Equity Security, and restrictions applicable to the Trust relating to the purchase of an Equity Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Equity Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Equity Securities by the Trust will generally be effected only in foreign securities markets. Although the Managing Underwriter does not believe that the Trust will encounter obstacles in disposing of the Equity Securities, investors should realize that the Equity Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Equity Securities will be adversely affected if trading markets for the Equity Securities are limited or absent.

Exchange Rates. The Trust is concentrated in Equity Securities that are principally traded in foreign currencies and as such involves investment risks that are substantially different from an investment in a fund which invests in securities that are traded only in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the related foreign currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports of goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty, which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to " baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well--particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The Evaluator will estimate the current exchange rate for the appropriate foreign currencies based on activity in the related currency exchange market. However, since this market may be volatile and is constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trust would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trust will be concluded by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

TAXATION

--------------------------------------------------------------------------
General. The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code" ). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussion and opinions, it is assumed that each Security is equity for federal income tax purposes.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. The Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from each Security when such income is received by the Trust.

2. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are received by the Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unitholder or are automatically reinvested (see "Rights of Unitholders--Reinvestment Option" ).

3. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder. The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date nearest the date the Unitholder purchases his Units) in order to determine his initial tax basis for his pro rata portion of each Security held by the Trust. It should be noted that certain legislative proposals have been made which could affect the calculation of basis for Unitholders holding securities that are substantially identical to the Securities. Unitholders should consult their own tax advisers with regard to calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid with respect to a Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unitholder has held his Units for more than one year.

4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution) and, will be long-term if the Unitholder has held his Units for more than one year (the date on which the Units are acquired (i.e., the " trade date" ) is excluded for purposes of determining whether the Units have been held for more than one year). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution) and, in general, will be long-term if the Unitholder has held his Units for more than one year. Unitholders should consult their tax advisers regarding the recognition of gains and losses for federal income tax purposes.

Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. The income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.

Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if the Unitholder disposes of a Unit. For taxpayers other than corporations, net capital gains (which is defined as net long-term capital gain over net short-term capital loss for a taxable year) are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

"The Revenue Reconciliation Act of 1993" (the "Tax Act" ) raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are " conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all the Securities represented by a Unit. Legislative proposals have been made that would treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain as constructive sales for purposes of recognition of gain (but not loss). Unitholders should consult their own tax advisers with regard to any such constructive sale rules.

Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder for his Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.

A Unitholder's tax basis in his Units and his pro rata portion of a Security held by the Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.

Other Matters. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distribution by a Trust (other than those that are not treated as United States source income, if any) will generally not be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Investors should consult their tax advisers.

In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign county. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the Trust.

It should be noted that payments to the Trust of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. Legislative proposals have been made which would impose a required holding period for such credits. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

At the termination of the Trust, the Trustee will furnish to each Unitholder of the Trust a statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.

Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

In the opinion of special counsel to the Fund for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders" ) with regard to federal and certain aspects of New
York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit of the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable.

The tax discussion set forth above is a summary included for general informational purposes only. In view of the individual nature of tax consequences, each Unitholder is advised to consult his own tax adviser with respect to the specific tax consequences of being a Unitholder of the Trust and the exercise or expiration of the rights, including the effect and applicability of state, local, foreign, and other tax laws and the possible effects of changes in federal, foreign or other tax laws.

TRUST OPERATING EXPENSES

--------------------------------------------------------------------------
Initial Costs. All costs and expenses incurred in creating and establishing the Trust, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial fees of an evaluator and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Fund.

Compensation of Sponsor, Evaluator and Supervisor. The Sponsor will not receive any fees in connection with its activities relating to the Trust. Global Assets Advisors, Inc. will receive an annual supervisory fee, payable in monthly installments, which is not to exceed the amount set forth under "Summary of Essential Financial Information" , for providing portfolio supervisory services for the Trust. Such fee (which is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which case the calculation is based on the number of Units outstanding at the end of the month of such calculation) may exceed the actual costs of providing such supervisory services for this Trust, but at no time will the total amount received for portfolio supervisory services rendered to unit investment trusts for which the Supervisor acts as principal underwriter and provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Supervisor of supplying such services in such year. In addition, American Portfolio Evaluation Services, which is a division of Van Kampen American Capital Investment Advisory Corp., shall receive for regularly providing evaluation services to the Trust the annual per Unit evaluation fee, payable in monthly installments, set forth under "Summary of Essential Financial Information" (which is based on the number of Units of the Trust outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units of the Trust outstanding at the end of the month of such calculation) for regularly evaluating the Trust portfolio. The foregoing fees are payable as described under "General" below. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All
Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor and the Managing Underwriter will receive sales commissions and the Managing Underwriter may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "Public Offering--Sponsor and Managing Underwriter Compensation" .

Trustee's Fee. For its services the Trustee will receive the annual per Unit fee from the Trust set forth under "Summary of Essential Financial Information" (which is based on the number of Units of the Trust outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which case the calculation is based on the number of Units outstanding at the end of the month of such calculation) and, in connection with certain Equity Securities held in sub-custodian accounts, the additional amounts set forth in footnote (8) in the "Summary of Essential Financial Information" . The Trustee's fees are payable as described under "General" below. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing to the Trust and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders--Reports Provided" and "Trust Administration."

Miscellaneous Expenses. The following additional charges are or may be incurred by the Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) accrual of costs associated with liquidating securities and (i) expenditures incurred in contacting Unitholders upon termination of the Trust. The expenses set forth herein are payable as described under "General" below.

General. All of the fees and expenses of the Trust will accrue on a daily basis and will be charged to the Trust, in arrears, on a monthly basis as of the tenth day of each month. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the Trust's portfolio. Since the Equity Securities are all common stocks, and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Equity Securities to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "Taxation."

PUBLIC OFFERING

--------------------------------------------------------------------------
General. Units are offered at the Public Offering Price. The Public Offering Price is based on the aggregate underlying value of the Securities in the Trust's portfolio, the initial sales charge described below, and cash, if any, in the Income and Capital Accounts held or owned by the Trust. The initial sales charge is equal to the difference between the maximum total sales charge for the Trust of 5.5% of the Public Offering Price and the maximum deferred sales charge for the Trust ($0.30 per Unit). The monthly deferred sales charge ($0.05 per Unit) will begin accruing on a daily basis on _____, 1998 and will continue to accrue through _____, 1998. The monthly deferred sales charge will be charged to the Trust, in arrears, commencing _____, 1998 and will be charged on the _____th day of each month thereafter through _____, 1998. If any deferred sales charge payment date is not a business day, the payment will be charged to the Trust on the next business day. Unitholders will be assessed only that portion of the deferred sales charge accrued from the time they became Unitholders of record. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected. This deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge assessed to Unitholders on a per Unit basis will be 5.5% of the Public Offering Price (5.820% of the aggregate value of the Securities in the Trust less the deferred sales charge). The sales charge for secondary market transactions is described under "Offering Price" below. The aggregate underlying value of the Securities is based on the U.S. dollar value of the Foreign Securities computed on the basis of the offering side value of the related currency exchange rate expressed in U.S. dollars as of the Evaluation Time during the initial offering period and on the bid side value for secondary market transactions. The sales charge applicable to quantity purchases is, during the initial offering period and secondary market, reduced on a graduated basis to any person acquiring 10,000 or more Units as follows:



Aggregate Number of Units
Purchased                        Percentage Sales Charge Reduction Per Unit
-------------------------------- ------------------------------------------------
10,000-24,999                     .60%
25,000-49,999                     .90
50,000-99,999                     1.30
100,000 or more                   2.10

The sales charge reduction will primarily be the responsibility of the selling Managing Underwriter, broker, dealer or agent. A Unitholder who purchases additional Units of the Trust may obtain a reduced sales charge through a right of accumulation on current purchases of Units. The applicable sales charge on such additional purchases will be determined based on the total of
(a) the number of Units currently purchased plus (b) the total number of Units previously purchased. The following purchases may be aggregated for purposes of determining the total number of Units purchased: (i) individual purchases on behalf of a single purchaser, the purchaser's spouse and the purchaser's children under the age of 21 years; (ii) purchases made by clients of same registered investment advisor; (iii) purchases in connection with an employee benefits plan exclusively for the benefit of such individuals, such as an IRA, individual plan under Internal Revenue Code section 403(b) or a single-participant Keogh-type plan; (iv) purchases made by a company controlled by such individuals.

Registered representatives of the Managing Underwriter may purchase Units of the Trust at the current Public Offering Price less the underwriting commission during the initial offering period, and less the dealer's concession for secondary market transactions. Registered representatives of selling brokers, dealers, or agents may purchase Units of the Trust at the current Public Offering Price less the dealer's concession during the initial offering period and for secondary market transactions.

Offering Price. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trust. The aggregate underlying value of the Securities is based on the U.S. dollar value of the Foreign Securities computed on the basis of the offering side or bid side value of the related currency exchange rate expressed in U.S. dollars during the initial offering period or secondary market, respectively.

As indicated above, the price of the Units was established by adding to the determination of the aggregate underlying value of the Securities in the Trust an amount equal to the difference between the maximum total sales charge of 5.5% of the Public Offering Price and the maximum deferred sales charge ($0.45 per Unit) and dividing the sum so obtained by the number of Units in the Trust outstanding. The Public Offering Price shall include the proportionate share of any cash held in the Income and Capital Accounts in the Trust. This computation produced a gross underwriting profit equal to 5.5% of the Public Offering Price. Such price determination as of the close of the relevant stock market on the date set forth under "Summary of Essential Financial Information" was made on the basis of an evaluation of the Securities in the Trust prepared by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. Thereafter, the Evaluator on each business day (except as stated below) will appraise or cause to be appraised the value of the underlying Securities in the Trust as of the Evaluation Time and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to 4:00 a.m. New York time on each such day. Orders received by the Trustee or Managing Underwriter for purchases, sales or redemptions after 4:00 a.m. New York time, or on a day which is not a business day for the Trust, will be held until the next determination of price. No such evaluation shall be made on any date on which Securities representing greater than 33% of the aggregate value of the Trust are not traded on the principal trading exchange for such Securities due to a customary business holiday on such exchange. Accordingly, purchases or redemptions of Units on such a day will be based on the next determination of price of the Securities (and the price of such Units would be the next computed price). Unitholders who purchase Units subsequent to the Initial Date of Deposit will pay an initial sales charge equal to the difference between the maximum total sales charge for the Trust of 5.5% of the Public Offering Price and the maximum deferred sales charge for the Trust ($0.30 per Unit) and will be assessed a deferred sales charge of $0.05 per Unit on each of the remaining deferred sales charge payment dates as set forth in "Public Offering--general" . The Managing Underwriter currently does not intend to maintain a secondary market after _____, 2003. Commencing on _____, 1998 the secondary market sales charge will not include deferred payments but will instead include only a one-time initial sales charge of 5.0% of the Public Offering Price and will be reduced by .5 of 1% on each subsequent _____, to a minimum sales charge of 3.0%.

The value of the Equity Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: if the Equity Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above. The value of the Equity Securities during the initial offering period is based on the U.S. dollar value of the Foreign Securities computed on the basis of the offering side value of the currency exchange rate as of the Evaluation Time.

In offering the Units to the public, neither, the Managing Underwriter nor any broker-dealers are recommending any of the individual Securities in the Trust but rather the entire pool of Securities, taken as a whole, which are represented by the Units.

Unit Distribution. During the initial offering period, Units will be distributed to the public by the Managing Underwriter, broker-dealers and others at the Public Offering Price. Upon the completion of the initial offering period, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.

It is the intention of the Sponsor to qualify Units of the Trust for sale in a number of states. Sales initially will be made to any broker, dealer or bank at prices which represent a concession or agency commission in connection with the distribution of Units during the initial offering period of 3.30% of the Public Offering Price. Volume concessions or agency commissions of an additional .40% of the Public Offering Price will be given to any broker, dealer or bank who purchases from the Managing Underwriter at least $100,000 on the Initial Date of Deposit. Resale of Units of the Trust by such Managing Underwriter, dealers and others to the public will be made at the Public Offering Price described in the then current prospectus.

Certain commercial banks are making Units of the Trust available to their customers on an agency basis. A portion of the sales charge (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.

To facilitate the handling of transactions, sales of Units shall normally be limited to transactions involving a minimum of 500 Units (100 Units for a tax-sheltered retirement plan). The Managing Underwriter reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

Sponsor and Managing Underwriter Compensation. The Managing Underwriter will receive the gross sales commission equal to 5.5% of the Public Offering Price of the Units, less any reduced sales charge for quantity purchases as described under "General" above. Any such quantity discount provided to investors will be borne by the Managing Underwriter or the selling dealer or agent. The Sponsor will receive from the Managing Underwriter the excess of such gross sales commission over the Managing Underwriter's discount. The Managing Underwriter will be allowed a discount in connection with the distribution of Units of (a) 4.0% per Unit for sales up to $10,000,000 and (b) 4.2% per Unit for sales in excess of $10,000,000.

In addition, the Managing Underwriter will realize a profit or will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Managing Underwriter and the cost of such Securities to the Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolio." The Sponsor and Managing Underwriter have not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities in the Trust portfolio. The Managing Underwriter may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities in the Trust after a date of deposit, since all proceeds received from purchasers of Units (excluding dealer concessions and agency commissions allowed, if any) will be retained by the Managing Underwriter.

A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor or Managing Underwriter prior to the date of settlement for the purchase of Units may be used in the Sponsor's or the Managing Underwriter's business and may be deemed to be a benefit to the Sponsor or Managing Underwriter, subject to the limitations of the Securities Exchange Act of 1934.

As stated under "Public Market" below, the Managing Underwriter currently intends to maintain a secondary market for Units of the Trust. In so maintaining a market, the Managing Underwriter will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge). In addition, the Managing Underwriter or Sponsor will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

Public Market. Although it is not obligated to do so, the Managing Underwriter currently intends to maintain a market for the Units offered hereby and offer continuously to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in the Trust (computed as indicated under "Offering Price" above and "Rights of Unitholders--Redemption of Units" ). The aggregate underlying value of the Foreign Securities is computed on the basis of the bid side value of the related currency exchange rate (offer side during the initial offering period) expressed in U.S. dollars. If the supply of Units exceeds demand or if some other business reason warrants it, the Managing Underwriter may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units will be able to dispose of such Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units." A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

Tax-Sheltered Retirement Plans. Units of the Trust are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The purchase of Units of the Trust may be limited by the plans' provisions and does not itself establish such plans. The minimum purchase in connection with a tax-sheltered retirement plan is 100 Units.

RIGHTS OF UNITHOLDERS

--------------------------------------------------------------------------
Certificates. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of the Trust will be evidenced by book entry unless a Unitholder or the Unitholder's registered broker-dealer makes a written request to the Trustee that ownership be evidenced by certificates. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presentation and surrender of such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign such written request, and such certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate representing the Units to be transferred with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("
STAMP" ) or such other signature guarantee program in addition to, or in substitution for, STAMP as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any whole multiple thereof.

Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

Distributions of Income and Capital. Any dividends received by the Trust with respect to the Equity Securities therein are credited by the Trustee to the Income Account of the Trust. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account of the Trust. Dividends with respect to the Foreign Securities to be credited to such accounts are first converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute any net income received with respect to any of the Securities in the Trust on or about the Income Distribution Dates to Unitholders of record on the preceding Income Record Dates. See "Summary of Essential Financial Information." Proceeds received on the sale of any Securities in the Trust, to the extent not used to meet redemptions of Units or pay expenses, will be distributed annually on the Capital Account Distribution Date to Unitholders of record on the preceding Capital Account Record Date. Proceeds received from the disposition of any of the Securities after a record date and prior to the following distribution date will be held in the Capital Account of the Trust and not distributed until the next distribution date applicable to the Capital Account. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

The distribution to Unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of each Unitholder's pro rata share of the cash in the Income Account after deducting estimated expenses. Because dividends are not received by the Trust at a constant rate throughout the year, such distributions to Unitholders are expected to fluctuate from distribution to distribution. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

As of the tenth day of each month, the Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account of the Trust amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Trust Operating Expenses" ).
The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts of the Trust such amounts as may be necessary to cover redemptions of Units.

It is anticipated that the deferred sales charge will be collected from the Capital Account. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities will be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account maintained by the Trustee for purposes of satisfying Unitholders' deferred sales charge obligations.

Reinvestment Option. Unitholders of the Trust may elect to have each distribution of income, capital gains and/or capital on their Units automatically reinvested in additional Units of the Trust subject to the remaining deferred sales charge payments due on Units, if any, pursuant to the "Automatic Reinvestment Option" (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). To participate in the reinvestment plan, a Unitholder may either contact his or her broker or agent or file with the Trustee a written notice of election at least five days prior to the Record Date for which the first distribution is to apply. A Unitholder's election to participate in the reinvestment plan will apply to all Units of the Trust owned by such Unitholder and such election will remain in effect until changed by the Unitholder.

Reinvestment plan distributions may be reinvested in Units already held in inventory by the Managing Underwriter only (see "Public Offering--Public Market" ). If Units are unavailable in the secondary market, distributions which would otherwise have been reinvested shall be paid in cash to the Unitholder on the applicable Distribution Date.

Purchases of additional Units made pursuant to the reinvestment plan will be made subject to any remaining deferred sales charge based on the net asset value for Units of the Trust as of the Evaluation Time on the related Distribution Dates. Under the reinvestment plan, the Trust will pay the Unitholder's distributions to the Trustee which in turn will purchase for such Unitholder full and fractional Units of the Trust and will send such Unitholder a statement reflecting the reinvestment.

A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions on his or her Units in cash. There will be no charge or other penalty for such termination. The Managing Underwriter and Sponsor shall have the right to suspend or terminate the reinvestment plan at any time.

Reports Provided. The Trustee shall furnish Unitholders of the Trust in connection with each distribution a statement of the amount of income and the amount of other receipts (received since the preceding distribution), if any, being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of the Trust outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of the Trust a statement (i) as to the Income Account: income received, deductions for applicable taxes and for fees and expenses of the Trust, for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Capital Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payment of applicable taxes, fees and expenses of the Trust held for distribution to Unitholders of record as of a date prior to the determination and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held by such Trust and the number of Units of the Trust outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit of the Trust based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Income and Capital Accounts of the Trust, separately stated, expressed as total dollar amounts.

In order to comply with federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Evaluator.

Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286 and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as described above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units and converted into U.S. dollars as of the Evaluation Time set forth under " Summary of Essential Financial Information" . The "date of tender" is deemed to be the date of the next computation of the net asset value per Unit after Units are received by the Trustee for redemption. No such computation shall be made on any day on which Securities representing greater than 33% of the aggregate value of the Trust are not traded on the principal trading exchange for such Securities due to a customary business holiday on such exchange. Accordingly, purchases or redemptions of Units on such a day will be based on the next determination of price of the Securities (and the price of such Units would be the next computed price). Foreign securities exchanges are open for trading on certain days which are U.S. holidays on which the Trust will not transact business. The Foreign Securities will continue to trade on those days and thus the value of the Trust may be significantly affected on days when a Unitholder cannot sell or redeem his Units.

The Trustee is empowered to sell Securities of the Trust in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts of the Trust to meet redemptions. The Securities to be sold will be selected by the Trustee from those designated on a current list provided by the Supervisor for this purpose. Units so redeemed shall be cancelled.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Equity Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust (net of applicable commissions, exchange fees and stamp taxes). On the Initial Date of Deposit, the Public Offering Price per Unit (which includes the sales charge) exceeded the values at which Units could have been redeemed by the amounts shown under "Summary of Essential Financial Information." The Redemption Price per Unit is the pro rata share of each Unit in the Trust determined on the basis of (i) the cash on hand in the Trust, (ii) the value of the Securities in the Trust and (iii) dividends receivable on the Equity Securities of the Trust trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust and (b) the accrued expenses of the Trust. The Evaluator may determine the value of the Equity Securities in the Trust in the following manner: if the Equity Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities of such Trust on the bid side of the market or (c) by any combination of the above. The value of the Equity Securities in the secondary market is based on the aggregate value of the Foreign Securities computed on the basis of the bid side value of the applicable currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in the Trust is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

TRUST ADMINISTRATION

--------------------------------------------------------------------------
Managing Underwriter Purchases of Units. The Trustee shall notify the Managing Underwriter of any Units tendered for redemption. If the Managing Underwriter's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the next succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Managing Underwriter may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Managing Underwriter will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Managing Underwriter which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.

Portfolio Administration. The portfolio of the Trust is not "managed" by the Sponsor, Supervisor or the Trustee; their activities described herein are governed solely by the provisions of the Trust Agreement. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. While the Trust will not be managed, the Trust Agreement does provide that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of an Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor the retention of such Securities would be detrimental to the Trust. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other properties acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Supervisor). Proceeds from the sale of Securities (or any securities or other property received by the Trust in exchange for Equity Securities) are credited to the Capital Account for distribution to Unitholders or to meet redemptions. Except as stated under "Trust Portfolio" for failed securities and as provided in this paragraph, the acquisition by the Trust of any securities other than the Securities is prohibited.

As indicated under "Rights of Unitholders--Redemption of Units" above, the Trustee may also sell Securities designated by the Supervisor, or if no such designation has been made, in its own discretion, for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses.

To the extent practicable, the Supervisor may (but is not obligated to) designate Securities to be sold by the Trustee in order to maintain the proportionate relationship among the number shares of individual issues of Securities in the Trust. To the extent this is not practicable, the composition and diversity of the Equity Securities in the Trust may be altered. In order to obtain the best price for the Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold. In effecting purchases and sales of a Trust's portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trust, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.

Amendment or Termination. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided, however, that the Trust Agreement may not be amended to increase the number of Units (except as provided in the Trust Agreement). The Trust Agreement may also be amended in any respect by the Trustee and Sponsor, or any of the provisions thereof may be waived, with the consent of the holders representing 51% of the Units of the Trust then outstanding, provided that no such amendment or waiver will reduce the interest in the Trust of any Unitholder without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

The Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of the Trust then outstanding, or by the Trustee when the value of the Equity Securities owned by the Trust, as shown by any evaluation, is less than that amount set forth under Minimum Termination Value in " Summary of Essential Financial Information." The Trust will be liquidated by the Trustee in the event that a sufficient number of Units of the Trust not yet sold are tendered for redemption by the Managing Underwriter or the Sponsor so that the net worth of the Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Trust. If the Trust is liquidated because of the redemption of unsold Units by the
Sponsor     and/or the Managing Underwriter, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date stated under "Summary of Essential Financial Information."

Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sales of the Equity Securities. The Sponsor shall direct the liquidation of Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the Trust. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. The Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of the Trust his pro rata share of the balance of the Income and Capital Accounts of the Trust.

Within 60 days after the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

Limitations on Liabilities. The Sponsor, the Evaluator, the Supervisor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder.

The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor, Supervisor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Managing Underwriter and Supervisor. International Assets Advisory Corporation ("IAAC" ), the Managing Underwriter for the Trust, is a full-service securities brokerage firm specializing in global investing. IAAC was formed as a Florida corporation in 1981 and registered as a broker/dealer in 1982. The firm has focused on the sale of global debt and equity securities to its clients. IAAC has developed an experienced team specializing in the selection, research, trading, currency exchange and execution of individual equity and fixed-income products on a global basis. Members of this team are also affiliated with Global Assets Advisors, Inc. and have many years of experience in the global marketplace. Global Assets Advisors, Inc., is the Supervisor and provides research and portfolio supervisory services for the Trust. Global Assets Advisors is a wholly-owned subsidiary of International Assets Holding Corporation and a related corporation of IAAC. The principal offices of IAAC and Global Assets Advisors are located at 250 Park Avenue South, Suite 200, Winter Park, Florida 32789. The telephone number is (800) 432-0000.

Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of VK/AC Holding, Inc. VK/AC Holding, Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co. ("MSDWD" ).

MSDWD is a global financial services firm with a market capitalization of more than $21 billion, which was created by the merger of Morgan Stanley Group Inc. with and into Dean Witter, Discover & Co. on May 31, 1997. MSDWD, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; global custody, securities clearance services and securities lending; and credit card services. As of June 2, 1997, MSDWD, together with its affiliated investment advisory companies, had approximately $270 billion of assets under management, supervision or fiduciary advice.

Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco and Seattle. As of November 30, 1996 the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $129,451,000 (unaudited). (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

As of September 30, 1997, the Sponsor and its Van Kampen American Capital affiliates managed or supervised approximately $65.3 billion of investment products, of which over $11.85 billion is invested in municipal securities. The Sponsor and its Van Kampen American Capital affiliates managed $54 billion of assets, consisting of $34.3 billion for 55 open-end mutual funds (of which 45 are distributed by Van Kampen American Capital Distributors, Inc.) $14.2 billion for 37 closed-end funds and $5.5 billion for 106 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen American Capital's open-end funds, closed-ended funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R)or the IM-IT(R)trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286, (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolio.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trust. Such records shall include the name and address of, and the number of Units of the Trust held by, every Unitholder of the Trust. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation (see "Rights of Unitholders--Reports Provided" ).
The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Trust.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

OTHER MATTERS

--------------------------------------------------------------------------
Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel for the Trustee.

Independent Certified Public Accountants. The statement of condition and the related securities portfolio at the Initial Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Van Kampen American Capital Equity Opportunity Trust, Series 84 (Infrastructure and Utilities Growth Trust, Series 1):

We have audited the accompanying statement of condition and the related portfolio of Van Kampen American Capital Equity Opportunity Trust, Series 84 (Infrastructure and Utilities Growth Trust, Series 1) as of _____, 1998. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation.

We believe our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen American Capital Equity Opportunity Trust, Series 84 (Infrastructure and Utilities Growth Trust, Series 1) as of _____, 1998, in conformity with generally accepted accounting principles.

GRANT THORNTON LLP

Chicago, Illinois

_____, 1998

INFRASTRUCTURE AND UTILITIES GROWTH TRUST, SERIES 1
STATEMENT OF CONDITION
As of _____, 1998

Investment in Securities:

Contracts to purchase Securities <F1>.......... $
                                                --
 ............................................... $
                                                ==
Liabilities and Interest of Unitholders:
Liabilities--..................................
Deferred sales charge liability <F2>........... $
Interest of Unitholders-- .....................
Cost to investors <F3>.........................
Less: Gross underwriting commission <F3><F4>...
                                                --
Net interest to Unitholders <F3>...............
                                                --
Total.......................................... $
                                                ==

----------

<F1>The aggregate value of the Securities listed under "Portfolio" and their cost to the Trust are the same. The value of the Securities is determined by Interactive Data Corporation on the bases set forth under " Public Offering--Offering Price" . The contracts to purchase Securities are collateralized by an irrevocable letter of credit of $_____ which has been deposited with the Trustee.

<F2>Represents the amount of mandatory distributions from the Trust on the bases set forth under "Public Offering" .

<F3>The aggregate public offering price and the aggregate sales charge of 5.5% are computed on the bases set forth under "Public Offering--Offering Price"
 and "Public Offering--Sponsor and Managing Underwriter Compensation" and assume all single transactions involve less than 10,000 Units. For single transactions involving 10,000 or more Units, the sales charge is reduced (see "Public Offering--General" ) resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

<F4>Assumes the maximum sales charge.

INFRASTRUCTURE AND UTILITIES GROWTH TRUST, SERIES 1
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 84)
as of the Initial Date of Deposit: _____, 1998

                                                 Estimated
 Number                                          Annual             Cost of
 of                               Market Value            Dividends per             Securities to
 Shares     Name of Issuer<F1>    per Share <F2>            Share  <F2>             Trust <F2>
---------   -------------------   -------------- -------- --------- --------        --------------
                                  $              $               $
                                                                 $
 ==========                                                      ==


NOTES TO PORTFOLIO

--------------------------------------------------------------------------

<F1>All of the Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into on _____, 1999 and are expected to settle on _____, 1998, _____, 1998 and _____, 1998. (see "The
Trust" ).

<F2>The market value of each of the Equity Securities is based on the closing sale price of each Security (in the case of the Foreign Securities, converted into U.S. dollars at the offer side of the applicable currency exchange rate at the Evaluation Time and includes the costs associated with acquiring the Foreign Securities) on the day prior to the Initial Date of Deposit. Estimated annual dividends are based on the most recently declared dividends or on the most recent interim and final dividend's declared taking into consideration any applicable foreign withholding tax (in the case of the Foreign Securities, converted into U.S. dollars at the offer side of the applicable currency exchange rate at the Evaluation Time). The aggregate value of the Securities on the day prior to the Initial Date of Deposit (based on the closing sale or bid price of each Security and, for the Foreign Securities, converted into U.S. dollars at the bid side of the related currency exchange rate at the Evaluation Time reduced by the costs of liquidating such Securities) was $_____. This is the basis on which the Redemption Price per Unit will be determined. The ask price of the applicable Securities and the offer side exchange rates of the Foreign Securities (the basis on which the Public
Offering Price per Unit will be determined during the initial offering period) is greater than the related bid side values. Other information regarding the Securities in the Trust, as of the Initial Date of Deposit (in the case of the Foreign Securities, converted into U.S. dollars at the offer side of the applicable currency exchange rate at the Evaluation Time on the day prior to the Initial Date of Deposit), is as follows:

  Cost To              Profit (Loss) To        Aggregate
  Managing             Managing                Estimated Annual
  Underwriter          Underwriter             Dividends
--------------         -----------------       -----------------
  $                $                 $

A Security marked by "#" indicates a foreign common stock.

A Security marked by "+" indicates an American Depository Receipt.

An affiliate of the Sponsor may have participated as issuer, sole underwriter, managing underwriter or member of an underwriting syndicate in a public offering of one or more of the stocks in the Trust. An affiliate of the Sponsor may serve as a specialist in the stocks in the Trust on one or more stock exchanges and may have a long or short position in any of these stocks or in options on any of these stocks, and may be on the opposite side of public orders executed on the floor of an exchange where such stocks are listed. An officer, director or employee of the Sponsor or an affiliate may be an officer or director of one or more of the issuers of the stocks in the Trust. An affiliate of the Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any stocks or options relating thereto. The Sponsor, its affiliates, directors, elected officers and employee benefit programs may have either a long or short position in any stock or option of the issuers.

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Trust, the Sponsor or the Managing Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

TABLE OF CONTENTS

Title                                       Page
Summary of Essential Financial
Information
Fee Table
The Trust
Trust Portfolio
Risk Factors
Taxation
Trust Operating Expenses
Public Offering
Rights of Unitholders
Trust Administration
Other Matters
Report of Independent Certified Public
Accountants
Statement of Condition
Portfolio
Notes to Portfolio

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

PROSPECTUS

_____, 1998

INTERNATIONAL ASSETS ADVISORY CORP.
GLOBAL PASSPORT SERIES

Infrastructure and Utilities Growth Trust,
Series 1

Van Kampen American Capital Equity Opportunity Trust, Series 84

International Assets Advisory Corp.
250 Park Avenue South Suite 200
Winter Park, Florida 32789

Please retain this Prospectus for future reference.
                      Contents Of Registration Statement

This Registration Statement comprises the following papers and documents:

      The facing sheet
      The Cross-Reference Sheet
      The Prospectus
      The signatures
      The consents of independent public accountants and legal counsel

The following exhibits:

1.1   Proposed form of Trust Agreement (to be supplied by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion and consent of counsel as to New York tax status of securities being registered (to be supplied by amendment).

4.1 Consent of Interactive Data Corporation (to be supplied by amendment).

4.2   Consent of Grant Thornton LLP (to be supplied by amendment).

EX-27 Financial Data Schedule (to be supplied by amendment).
                               Signatures

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 84 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 9th day of December, 1997.

                                    Van Kampen American Capital Equity
                                        Opportunity Trust, Series 84
                                                            (Registrant)

                                    By  Van Kampen American Capital
                                        Distributors, Inc.
                                                             (Depositor)

                                        Gina M. Costello
                                        Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on December 9, 1997 by the following persons who constitute a majority of the Board of Directors of Van Kampen American Capital Distributors, Inc.

  Signature              Title

Don G. Powell         Chairman and Chief Executive  )
                      Officer                       )


William R. Molinari   President and Chief Operating )
                      Officer

Ronald A. Nyberg      Executive Vice President and  )
                      General Counsel

William R. Rybak      Executive Vice President and  )
                      Chief Financial Officer       )

                                                    Gina M. Costello
                                                  (Attorney-in-fact*)


     *An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen American Capital Equity Opportunity Trust, Series 64 (File No. 333-33087) and the same are hereby incorporated herein by this reference.